EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES: ($ in 000's)	YTD Sept 30, 2015	Year End. 2014	Year end. 2013	Year End. 2012	Year End. 2011	Year End. 2010
Earnings:
Pretax (loss) income	(46,595)	(43,533)	(36,636)	79,930	52,221	(48,887)
Add:
Interest expense	6,760	8,584	2,192	485	—	17
Interest factor of rental expense	470	627	396	297	297	211
Total Earnings	(39,365)	(34,322)	(34,048)	80,712	52,518	(48,659)
Fixed Charges:
Interest expense	6,760	8,584	2,192	485	—	17
Interest factor of rental expense	470	627	396	297	297	211
Total fixed charges	7,230	9,211	2,588	782	297	228
Surplus (deficiency) of earnings to cover fixed charges	(46,595)	(43,533)	(36,636)	79,930	52,221	(48,887)
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	102x	176x	n/a